                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                           (Amendment No. ________)*

                               AMNIS SYSTEMS INC.
                          (FORMERLY GRAFFITI-X, INC.)
                          ---------------------------
                                (Name of Issuer)

                   Common Stock, par value $0.0001 per share
                   -----------------------------------------
                         (Title of Class of Securities)

                                  384288-10-6
                                  -----------
                                 (CUSIP Number)

                               Edward V. Pollack
                           Leland, Parachini, et al.
                         333 Market Street, 27th Floor
                           San Francisco, CA  94105
                                (415) 957-1800
                                --------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                April 16, 2001
                                --------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 384288-10-6                                    PAGE 2 OF 4 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Lawrence L. Bartlett
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      OO
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          635,000
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          635,000
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      635,000
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      5.45%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN
------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.

     This Statement on Schedule 13D relates to the Common Stock, par value $0.0001 per share (the "Common Stock"), of Amnis Systems Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 3450 Hillview Avenue, Palo Alto, California 94304.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a) - (c) This Statement is being filed by Lawrence L. Bartlett ("Reporting Person"). The Reporting Person's business address is the same as that of the Issuer. The Reporting Person is principally employed as Vice President, Chief Financial Officer and Secretary of the Issuer.

     (d) - (e) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) The Reporting Person is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Pursuant to the Agreement and Plan of Merger dated as of September 11, 2000 and as amended as of January 11, 2001 (collectively, the "Merger Agreement") among Optivision, Inc., a California corporation ("Optivision"), the Issuer and ASI Acquisition, Inc., a California corporation and a wholly-owned subsidiary of the Issuer, securities in Optivision held by the Reporting Person were exchanged for securities of the Issuer that are the subject of this Statement upon the merger (the "Merger") of TTS Acquisition, Inc., a California corporation and a wholly-owned subsidiary of the Issuer, with and into Optivision, effective April 16, 2001.

ITEM 4.  PURPOSE OF TRANSACTION.

     The Reporting Person acquired the securities of the Issuer that are the subject of this Statement at the effective time of the Merger.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) - (b) On the date of this Statement, the aggregate number of shares of Common Stock of which the Reporting Person may be deemed a beneficial owner is 635,000 (approximately 5.45% of the Common Stock outstanding). This number includes 635,000 shares issuable upon exercise of stock options. Assuming the exercise of the stock options, the Reporting Person would have sole voting power and sole dispositive power with respect to 635,000 shares of Common Stock.

     (c) Except as described herein, there have been no transactions in the Common Stock effected by the Reporting Person during the 60 days preceding the date of this Statement.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer that are the subject of this Statement.

     (e)   Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     There are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person with respect to any securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     None.


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


April 25, 2001

                                       By:    /s/ Lawrence L. Bartlett
                                            ---------------------------------
                                            Lawrence L. Bartlett